

Bruce Maxwell · 3rd

CEO at Beacon Health Benefits, Inc.

Greensboro/Winston-Salem, North Carolina Area ·
500+ connections · **Contact info**

Beacon Health Bene

 **Stanford University
Graduate School of..**

Experience

Beacon Health Benefits, Inc.
1 yr 5 mos

Chief Executive Officer
Full-time
Jun 2019 – Present · 1 yr 5 mos
Mooresville, NC

Chief Executive Officer
Full-time
Jun 2019 – Aug 2020 · 1 yr 3 mos

 **Fractional CFO**
Climate Action Now · Contract
Jan 2020 – Present · 10 mos

 **Fractional CFO**
Vocinity, Inc. · Contract
Nov 2018 – Present · 2 yrs

Martinsburg, West Virginia



Fractional CFO
Freeman Capital · Contract
Jan 2017 – Aug 2020 · 3 yrs 8 mos
Charlotte, North Carolina, United States

Elastrix, LLC
8 yrs 8 mos



CEO
Feb 2013 – Dec 2019 · 6 yrs 11 mos
Pilot Mountain, NC 27041

Elastrix manufactured engineered polymers and sold them as raw material inputs to firms that mold rubber finished goods.



CFO
May 2011 – Feb 2013 · 1 yr 10 mos
Pilot Mountain, NC

Elastrix manufactured engineered polymers and sold them as raw material inputs to firms that mold rubber finished goods.

Show 5 more experiences ⌄

Education



Stanford University Graduate School of Business
MBA, Business, Graduated as an Arjay Miller Scholar (top 10% of the class)
1986 – 1988
Activities and Societies: Stanford Alumni Consulting Team

Focused on entrepreneurship.



Swarthmore College
BA, History, Economics, Graduated with High Honors, Phi Beta Kappa.
1976 – 1980

Major in History, Minor in Economics, focused on the process of industrialization as it has evolved since the 1800's.

Volunteer Experience

Change Agent

MKP USA

Jan 2008 – Feb 2011 • 3 yrs 2 mos

Education

The Mankind Project (MKP) is a non-profit organization that trains men in the values of Authenticity, Integrity, Accountability, Tolerance and Service. Led two pro bono consulting projects (a team of five and a team of six Stanford GSB alumni) to help this non-profit corporation better define its mission and attract additional resources to fund its operations. Then personally traveled to 24 cities to present the findings and recommendations to MKP's chapters. Ultimately convinced all 35 separate 501(c)(3) corporations to merge into a single corporation, which the Chairman has credited for the organization's continued survival.

See http://mkpusa.org/.



